Filed pursuant to Rule 424(b)(3)
File No. 333-280139

HPS CORPORATE LENDING FUND

SUPPLEMENT NO. 1 DATED OCTOBER 24, 2024

TO THE PROSPECTUS DATED JUNE 12, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of HPS Corporate Lending Fund (“we,” “our,” or the “Fund”), dated June 12, 2024 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update the Prospectus.

Updates to Prospectus

The following updates to the Prospectus are effective immediately:

The following replaces the “Suitability Standards—Ohio” section of the Prospectus in its entirety:

Ohio—It is unsuitable for Ohio residents to invest more than 10% of their liquid net worth in the issuer, affiliates of the issuer and in any other non-traded BDC. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles, minus total liabilities) comprised of cash, cash equivalents and readily marketable securities. This condition does not apply, directly or indirectly, to federally covered securities.

The following replaces the first sentence of the second paragraph under the “Prospectus Summary—Can I reinvest distributions in the Fund?” section of the Prospectus:

Shareholders located in Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Mississippi, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Tennessee, Vermont and Washington, as well as those who are clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan, will automatically receive their distributions in cash unless they elect to participate in our distribution reinvestment plan and have their cash distributions reinvested in additional Common Shares.

The following replaces the second sentence under the “Prospectus Summary—Who administers the Fund?” section of the Prospectus:

We reimburse the Administrator for its costs, expenses and our allocable portion of compensation (including salaries, bonuses and benefits) of the Administrator’s personnel and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement; provided, that such expenses shall exclude (1) rent or depreciation, utilities, capital equipment and other administrative items of the Administrator, and (2) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any “Controlling Person” (as defined in the North American Securities Administrators Association’s Omnibus Guidelines Statement of Policy, as amended from time to time (the “Omnibus Guidelines”)) of the Administrator.

The following replaces the last sentence under the “Prospectus Summary—What are the offering and service costs?” section of the Prospectus:

For purposes hereof, “Other Operating Expenses” means our total organization and offering expenses, professional fees, trustee fees, administration fees, and other general and administrative expenses (including our allocable portion of compensation (including salaries, bonuses and benefits), overhead and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement; provided, that such expenses shall exclude (1) rent or depreciation, utilities, capital equipment and other administrative items of the Administrator, and (2) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any “Controlling Person” (as defined in the Omnibus Guidelines) of the Administrator).

The following replaces the first and second paragraphs of the “Risk Factors—The Fund is Subject to Risks Associated with Forming CLOs” section of the Prospectus:

To finance investments, we have in the past and may in the future securitize certain of our secured loans or other investments, including through the formation of one or more CLOs, while retaining all or most of the subordinated notes issued in the securitization. This would involve contributing a pool of assets to a special purpose entity, and selling debt interests in such entity on a non-recourse or limited-recourse basis to purchasers. It is possible that an interest in any such CLO held by us may be considered a “nonqualifying” portfolio investment for purposes of the 1940 Act.

If we create a CLO, we will depend in part on distributions from the CLO’s assets out of its earnings and cash flows to enable us to make distributions to shareholders. The ability of a CLO to make distributions will be subject to various limitations, including the terms and covenants of the debt it issues. Also, a CLO may take actions that delay distributions in order to preserve ratings and to keep the cost of present and future financings lower or the CLO may be obligated to retain cash or other assets to satisfy over-collateralization requirements commonly provided for holders of the CLO’s debt, which could impact our ability to receive distributions from the CLO. If we do not receive cash flow from any such CLO that is necessary to satisfy the annual distribution requirement for maintaining RIC status, and we are unable to obtain cash from other sources necessary to satisfy this requirement, we may not maintain our qualification as a RIC, which would have a material adverse effect on an investment in the shares. Losing our RIC status could subject us to an excise tax by the IRS. We would also be required to issue an IRS Form 2439 to shareholders stating that capital gains are being retained.

The following replaces the second sentence of the second paragraph of the “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Overview and Investment Framework” section of the Prospectus:

Also, under the Administration Agreement, we have agreed to reimburse the Administrator for the allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the Administration Agreement, including, but not limited to, our allocable portion of the costs of compensation (including salaries, bonuses and benefits) and related expenses of our chief compliance officer, chief financial officer and their respective staffs; provided, that such expenses shall exclude (1) rent or depreciation, utilities, capital equipment and other administrative items of the Administrator, and (2) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any “Controlling Person” (as defined in the Omnibus Guidelines) of the Administrator.

The following replaces the second bullet point of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Our Results of Operations—Expenses” section of the Prospectus:

•

our allocable portion of compensation (including salaries, bonuses, and benefits), overhead and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) our chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals at the Administrator that performs duties for us; and (iii) any internal audit group personnel of HPS or any of its affiliates; provided, that such expenses shall exclude (1) rent or depreciation, utilities, capital equipment and other administrative items of the Administrator, and (2) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any “Controlling Person” (as defined in the Omnibus Guidelines) of the Administrator;

The following replaces the last sentence under the second paragraph of the “Investment Objective and Strategies—The Adviser and the Administrator” section of the Prospectus:

We reimburse the Administrator for its costs, expenses and our allocable portion of compensation (including salaries, bonuses and benefits) of the Administrator’s personnel and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement; provided, that such expenses shall exclude (1) rent or depreciation, utilities, capital equipment and other administrative items of the Administrator, and (2) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any “Controlling Person” (as defined in the Omnibus Guidelines) of the Administrator.

The following replaces the third paragraph of the Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Distributions and Distribution Reinvestment” section of the Prospectus:

With respect to distributions, we have adopted an “opt out” distribution reinvestment plan for shareholders. As a result, in the event of a declared cash distribution or other distribution, each shareholder, other than a shareholder that has “opted out” of the distribution reinvestment plan or who is located in a state that does not permit automatic enrollment in the distribution reinvestment plan, will have their distributions automatically reinvested in additional shares rather than receiving cash distributions. Shareholders who receive distributions in the form of shares will be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions.

The following replaces the last sentence of the “Investment Objective and Strategies—Employees” section of the Prospectus:

In addition, we reimburse the Administrator for its costs, expenses and allocable portion of overhead, including compensation (including salaries, bonuses and benefits) paid by the Administrator (or its affiliates) to our chief compliance officer and chief financial officer and their respective staffs as well as other administrative personnel (based on the percentage of time such individuals devote, on an estimated basis, to our business and affairs); provided, that such expenses shall exclude (1) rent or depreciation, utilities, capital equipment and other administrative items of the Administrator, and (2) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any “Controlling Person” (as defined in the Omnibus Guidelines) of the Administrator.

The following replaces the last sentence of the “Advisory Agreement and Administration Agreement—Administration Agreement” section of the Prospectus:

We do not reimburse the Administrator for any services for which it receives a separate fee, or for (1) rent or depreciation, utilities, capital equipment and other administrative items of the Administrator, and (2) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any “Controlling Person” (as defined in the Omnibus Guidelines) of the Administrator.

The following replaces the last sentence of the “Advisory Agreement and Administration Agreement—Certain Terms of the Advisory Agreement and Administration Agreement” section of the Prospectus:

In addition, we will not provide for indemnification of an Indemnified Party for any liability or loss suffered by such Indemnified Party, nor will we provide that an Indemnified Party be held harmless for any loss or liability suffered by us, unless: (1) we have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (2) the Indemnified Party was acting on behalf of or performing services for us; (3) we have determined, in good faith, such liability or loss was not the result of (A) negligence or misconduct, in the case that the Indemnified Party is the Adviser, the Administrator or an affiliate thereof, or (B) gross negligence or willful misconduct, in the case that the Indemnified Party is a trustee of the Fund who is not also an officer of the Fund, an officer of the Adviser or the Administrator, or an affiliate of the Adviser or the Administrator; and (4) the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our shareholders.

The following replaces item 2 under the first paragraph of the “Advisory Agreement and Administration Agreement—Payment of Our Expenses Under the Investment Advisory and Administration Agreements” section of the Prospectus:

2.

our allocable portion of compensation (including salaries, bonuses, and benefits), overhead and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) our chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals at the Administrator that performs duties for us; and (iii) any internal audit group personnel of HPS or any of its affiliates; provided, that such expenses shall exclude (1) rent or depreciation, utilities, capital equipment and other administrative items of the Administrator, and (2) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any “Controlling Person” (as defined in the Omnibus Guidelines) of the Administrator;

The following replaces the second sentence under the second paragraph of the “Conflicts of Interest—Relationship among the Fund, the Adviser and the Investment Team” section of the Prospectus:

The officers and employees of the Adviser and its affiliates will devote such time as necessary and sufficient to carry out the operations of the Fund effectively.

The following replaces the last bullet point under the fifth paragraph of the “Description of Our Common Shares—Action by Shareholders” section of the Prospectus:

•	sell all or substantially all of our assets other than in the ordinary course of business.

The following replaces the last sentence of the “Description of Our Common Shares—Action by Shareholders” section of the Prospectus:

The Adviser, except as permitted under the Advisory Agreement, may not voluntarily withdraw as the Adviser unless such withdrawal would not affect the tax status of the Fund and would not materially adversely affect the shareholders. In the event that the Adviser voluntarily withdraws, and the Fund elects to continue its operations following such withdrawal, the Adviser shall pay all direct expenses incurred as a direct result of its withdrawal.

The following replaces the second paragraph of the “Share Repurchase Program” section of the Prospectus:

We have commenced a share repurchase program in which we intend to repurchase, in each quarter, up to 5% of our Common Shares outstanding (by number of shares) as of the close of the previous calendar quarter (the “Baseline Repurchase Amount”). Our Board may amend, suspend or terminate the share repurchase program if it deems such action to be in our best interest and the best interest of our shareholders. As a result, share repurchases may not be available each quarter. Upon a suspension of our share repurchase program, our Board will consider at least quarterly whether the continued suspension of our share repurchase program remains in our best interest and the best interest of our shareholders. However, our Board is not required to authorize the recommencement of our share repurchase program within any specified period of time. Our Board may also determine to terminate our share repurchase program if required by applicable law or in connection with a transaction in which our shareholders receive liquidity for their Common Shares, such as a sale or merger of the Fund or listing of our Common Shares on a national securities exchange. In the event the Board determines, in any particular quarter, that the Fund shall offer to repurchase less than the Baseline Repurchase Amount, or to amend the share repurchase program such that the Fund will offer to repurchase less the Baseline Repurchase Amount on a going forward basis, the Board will consider, on an at least quarterly basis, whether it is in the best interest of shareholders for the Fund to resume offering to repurchase at least the Baseline Repurchase Amount.

The following replaces the last sentence of the second paragraph of the “Distribution Reinvestment Plan” section of the Prospectus:

Shareholders located in Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Mississippi, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Tennessee, Vermont and Washington, as well as those who are clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan, will automatically receive their distributions in cash unless they elect to participate in our distribution reinvestment plan and have their cash distributions reinvested in additional Common Shares.

The following replaces the first paragraph of the “Distribution Instructions” section of “Appendix A: Form of Subscription Agreement”:

You are automatically enrolled in our Distribution Reinvestment Plan, unless you are a resident of ALABAMA, ARKANSAS, CALIFORNIA, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, MISSISSIPPI, NEBRASKA, NEW JERSEY, NORTH CAROLINA, OHIO, OREGON, TENNESSEE, VERMONT, or WASHINGTON.

The following replaces the last paragraph of the “Distribution Instructions” section of “Appendix A: Form of Subscription Agreement”:

☐  If you are a resident of Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Mississippi, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Tennessee, Vermont or Washington, you are not automatically enrolled in the Distribution Reinvestment Plan. PLEASE CHECK HERE IF YOU WISH TO ENROLL in the Distribution Reinvestment Plan. You will automatically receive cash distributions unless you elect to enroll in the Distribution Reinvestment Plan.

The following is added under the “Subscriber Representations and Signatures” section of “Appendix A: Form of Subscription Agreement”:

12. I am (we are) a resident of New Jersey and acknowledge that although HPS Advisors, LLC is obligated to advance all of HPS Corporate Lending Fund’s other operating expenses to the effect that they do not exceed 1% (on an annualized basis) of HPS Corporate Lending Fund’s net asset value, HPS Corporate Lending Fund is obligated to reimburse HPS Advisors, LLC and this will reduce future returns available to investors.

The following updates to the Prospectus are effective as of December 14, 2024:

Effective as of December 14, 2024, the Fund will enter into a new transfer agent agreement with SS&C GIDS Inc. (“SS&C”) as the Fund’s transfer agent. In connection with this transition, the Fund provided notice for the termination of the existing transfer agent agreement dated as of November 30, 2021, by and among the Fund and U.S. Bancorp Fund Services, LLC d/b/a U.S. Bank Global Fund Services. Accordingly, effective as of December 14, 2024, all references to “U.S. Bancorp Fund Services, LLC d/b/a U.S. Bank Global Fund Services” or “U.S. Bank Global Fund Services” as the Fund’s transfer agent in the Prospectus are hereby deleted and replaced with “SS&C GIDS Inc.”

The following replaces the last sentence under the “Prospectus Summary—Can I withdraw a subscription to purchase shares once I have made it?” section and the last sentence of the fourth bullet point under the “How to Subscribe—Purchase Price” section of the Prospectus:

You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on the toll-free, automated telephone line at 844-700-1479.

The following replaces the sentence under the “Prospectus Summary—How can I change my distribution reinvestment plan election?” section of the Prospectus:

Participants may terminate their participation in the distribution reinvestment plan or shareholders may elect to participate in our distribution reinvestment plan with five business days’ prior written notice by contacting our

Transfer Agent, SS&C GIDS Inc. (“SS&C”), at HPS Corporate Lending Fund, c/o SS&C GIDS Inc., PO Box 219025, Kansas City, MO 64121-9025.

The following replaces the sentence under the “Prospectus Summary—Who can help answer my questions?” section of the Prospectus:

If you have more questions about this offering or if you would like additional copies of this prospectus, you should contact your financial advisor or our transfer agent at HPS Corporate Lending Fund, c/o SS&C GIDS Inc., 430 W 7th Street, Suite 219025, Kansas City, MO 64105-1407.

The following replaces the “Custodian, Transfer and Distribution Paying Agent and Registrar” section of the Prospectus:

Our securities are held under a custody agreement by U.S. Bank National Association. The address of the custodian is 8 Greenway Plaza, Suite 1100. Houston, TX 77046. SS&C will act as our transfer agent, distribution paying agent and registrar. The principal business address of our transfer agent is 430 W 7th Street, Suite 219025, Kansas City, MO 64105-1407. U.S. Bank National Association and its affiliates are acting solely in the capacity of custodian and escrow agent in connection with the offering of securities described herein, and have not endorsed, recommended or guaranteed the purchase, value or repayment of such securities.

The following replaces the second and third columns under the “Investment Funding Method” section of “Appendix A: Form of Subscription Agreement”:

☐ By Wire: Please wire funds according to the instructions below.	☐ By Check: Please attach your check[6] to this agreement and make payable to:

Account No.: 9872747992	HPS Corporate Lending Fund
ABA: 1010-0069-5	Mailing Address:
Account Name: SS&C GIDS, Inc. As Agent For HPS Corporate Lending Fund	HPS Corporate Lending Fund PO Box 219025 Kansas City, MO 64121-9025

The following replaces Item 9 of the third paragraph under the “Subscriber Representations and Signatures” section of “Appendix A: Form of Subscription Agreement”:

9. I acknowledge that my subscription request will not be accepted any earlier than two business days before the first calendar day of each month. I acknowledge that I am not committed to purchase shares at the time my subscription order is submitted and I may cancel my subscription at any time before the time it has been accepted as described in the previous sentence. I understand that I may withdraw my purchase request by notifying the transfer agent at 844-700-1479 or through my financial intermediary.

The following replaces the fifth paragraph under the “Subscriber Representations and Signatures” section of “Appendix A: Form of Subscription Agreement”:

I declare that the information supplied in this Subscription Agreement is true and correct and may be relied upon by HPS Corporate Lending Fund. I acknowledge that the Broker / Financial Advisor indicated in Section 10 of this Subscription Agreement and its designated clearing agent, if any, will have full access to my account information, including the number of shares I own, tax information (including the Form 1099) and redemption information. Investors may change the Broker / Financial Advisor of record at any time by contacting HPS Corporate Lending Fund Investor Relations at the number indicated below at any time by contacting the transfer agent at 844-700-1479.

The following replaces the fifth paragraph under the “Other Important Information” section of “Appendix A: Form of Subscription Agreement”:

Return the completed Subscription Agreement to:

Regular Mail

HPS Corporate Lending Fund

PO Box 219025

Kansas City, MO 64121-9025

Street and Overnight Address

HPS Corporate Lending Fund

430 W 7th Street Suite 219025

Kansas City, MO 64105-1407